THE PENNY SHOPPE, LLC d/b/a PALM CITY WINES
INCOME STATEMENT

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	2021
Operating Income	
Revenue	$ 1,372,562
Cost of Goods Sold	784,740
Gross Profit	587,822
Operating Expense	
Compensation & Benefits	348,828
General & Administrative	218,170
Depreciation & Amortization	101,769
Rent	44,124
Legal & Professional	29,132
	742,023
Net Loss from Operations	(154,201)
Other Expense	
Taxes	-
Interest Expense	(2,849)
Net Loss	$ (157,050)

THE PENNY SHOPPE, LLC d/b/a PALM CITY WINES
BALANCE SHEET

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	2021
ASSETS	
CURRENT ASSETS	
Cash	$ 5,735
TOTAL CURRENT ASSETS	5,735
NON-CURRENT ASSETS	
Fixed Assets	371,831
Accumulated Depreciation	(101,769)
Security Deposit	8,000
TOTAL NON-CURRENT ASSETS	278,062
TOTAL ASSETS	$ 283,797
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	40,128
Accrued Expenses	40,290
TOTAL CURRENT LIABILITIES	80,418
NON-CURRENT LIABILITIES	
SBA Loan	230,875
TOTAL LIABILITIES	311,293
MEMBERS' EQUITY	
Contributed Capital	142,008
Retained Deficit	(169,505)
TOTAL MEMBERS' EQUITY	(27,497)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 283,797

THE PENNY SHOPPE, LLC d/b/a PALM CITY WINES
STATEMENT OF CASH FLOWS

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	2021
Cash Flows From Operating Activities	
Net Loss For The Period	$ (157,050)
Depreciation & Amortization	101,769
Change in Accounts Payable	27,886
Change in Accrued Expenses	19,141
Net Cash Flows From Operating Activities	(8,254)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(14,790)
Net Cash Flows From Investing Activities	(14,790)
Cash Flows From Financing Activities	
Proceeds/(Repayment) of Borrowings	(17,097)
Draws on Contributions	(32,992)
Net Cash Flows From Financing Activities	(50,089)
Cash at Beginning of Period	78,867
Net Increase (Decrease) In Cash	(73,133)
Cash at End of Period	$ 5,735